Filed pursuant to General Instruction II.L of Form F-10
File No. 333-114228

PROSPECTUS SUPPLEMENT NO. 18
TO THE SHORT FORM BASE SHELF PROSPECTUS DATED APRIL 5, 2004
(as previously supplemented on April 16, 2004, April 26, 2004, April 30, 2004, May 7, 2004, May 17, 2004,
May 21, 2004, May 28, 2004, June 4, 2004, June 15, 2004, June 25, 2004, July 7, 2004, July 16, 2004,
August 5, 2004, August 13, 2004, August 27, 2004, September 23, 2004 and November 10, 2004)

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This Prospectus Supplement, together with the short form base shelf prospectus dated April 5, 2004 to which it relates, as amended or supplemented (the “Prospectus”), and each document deemed to be incorporated by reference in the Prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Secondary Offering	November 19, 2004

Fairmont Hotels & Resorts Inc.

US$270,000,000 3.75% Convertible Senior Notes due 2023

In accordance with the multijurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”) and the various securities commissions or similar regulatory authorities in Canada, we previously filed a registration statement (the “Registration Statement”) with the Ontario Securities Commission and the SEC, which included the Prospectus, in order to register in the United States resales of our 3.75% convertible senior notes due 2023 (the “notes”) and the common shares issuable upon conversion thereof (the “common shares” and together with the notes, the “securities”).

Investing in the securities involves risks. Please carefully consider the “Risk Factors” beginning on page 13 of the Prospectus.

The holders of the securities are entitled to the benefits of a registration rights agreement, entered into on December 8, 2003 among us and the several Initial Purchasers referred to therein (the “Registration Rights Agreement”). Under the Registration Rights Agreement, any holder of securities wishing to sell securities pursuant to the Registration Statement must deliver a Notice and Questionnaire to us (each such holder which has delivered a Notice and Questionnaire is referred to as an “Electing Holder”). Upon receipt of a completed and signed Notice and Questionnaire, we have agreed to file such documents as may be required to include the securities covered thereby in the Registration Statement.

We are filing this Prospectus Supplement so as to include in the Registration Statement the securities of Electing Holders that have signed, completed and returned a Notice and Questionnaire to us after the date of the Prospectus, as most recently supplemented and to update the list of documents incorporated by reference in the Prospectus, as supplemented.

A list of the Electing Holders that have signed, completed and returned a Notice and Questionnaire to us after the date of the Prospectus, as most recently supplemented, together with the principal amount of notes that may be offered by such holders under the Prospectus is attached as Schedule A to this Prospectus Supplement.

DOCUMENTS INCORPORATED BY REFERENCE
SCHEDULE A

DOCUMENTS INCORPORATED BY REFERENCE

     This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus. Other documents filed with the securities commissions or similar regulatory authorities in Canada and with the SEC are also incorporated or deemed to be incorporated by reference into the Prospectus and reference should be made to the Prospectus for full particulars thereof. Copies of the documents incorporated by reference in the Prospectus, as most recently supplemented, may be obtained on request without charge from our Executive Director Investor Relations at 100 Wellington Street West, Suite 1600, Canadian Pacific Tower, Toronto-Dominion Centre, P.O. Box 40, Toronto, Ontario, M5K 1B7, tel: (866) 627-0642 or email: investor@fairmont.com, or by accessing the disclosure documents available through the Internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, which is the Canadian equivalent of the SEC’s Electronic Document Gathering and Retrieval System (EDGAR). Disclosure documents filed with the SEC are available through EDGAR at www.sec.gov.

     In addition, the following documents filed with the various securities commissions or similar regulatory authorities in Canada and with the SEC are incorporated by reference into this Prospectus Supplement and the Prospectus:

(a)	our annual information form dated May 17, 2004 for the year ended December 31, 2003;

(b)	our comparative consolidated unaudited interim financial statements as at and for the nine months ended September 30, 2004;

(c)	our management’s discussion and analysis of operating results and financial position for the period ended September 30, 2004;

(d)	certain information concerning United States accounting policies in respect of the nine months ended September 30, 2004; and

(e)	our earnings coverage for the twelve months ended September 30, 2004.

     Any document of the type referred to above and any material change reports (excluding confidential material change reports), annual information forms, comparative consolidated audited annual financial statements, comparative consolidated unaudited interim financial statements, exhibits or annexes to interim unaudited financial statements which contain updated earnings coverage ratios, management’s discussion and analysis of operating results and financial position and any information circulars filed by us with the various securities commissions or similar regulatory authorities in Canada and with the SEC after the date of the Prospectus, as most recently supplemented, and prior to the termination of the offering of any securities under the Prospectus will be deemed to be incorporated by reference in the Prospectus.

     Upon a new annual information form and the related comparative consolidated audited annual financial statements being filed by us with, and where required, accepted by the Ontario Securities Commission during the currency of the Prospectus, our previous annual information form, comparative consolidated audited annual financial statements, comparative consolidated unaudited interim financial statements, material change reports, management’s discussion and analysis of operating results and financial position, press releases and information circulars shall, as applicable, be deemed no longer to be incorporated by reference into the Prospectus for the purposes of future offers and sales of securities thereunder.

     Any statement contained in this Prospectus Supplement, the Prospectus or a document incorporated or deemed to be incorporated by reference in this Prospectus Supplement or the Prospectus will be deemed to be modified or superseded, for the purposes of the Prospectus, to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein or therein modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute part of the Prospectus.

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SCHEDULE A

     The table below sets forth the name of each Electing Holder that has signed, completed and returned a Notice and Questionnaire to us since the date of the Prospectus, as most recently supplemented, and the principal amount of notes beneficially owned by such Electing Holder that may be offered under the Prospectus. We have prepared the table below based on the information given to us by the Electing Holders named in the table on or after the date of the Prospectus, as most recently supplemented.

     Unless otherwise disclosed, no Electing Holder has indicated that it has held any position or office or had any other material relationship with us or our affiliates during the past three years. The Electing Holders listed in the table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act of 1933, as amended, some or all of their notes since the date as of which the information is presented in the table. Because the Electing Holders may offer all or some of their notes from time to time, we cannot estimate the amount of the notes that will be held by the Electing Holders upon the termination of any particular offering.

Electing Holder	Principal amount of notes held
Galleon Captains Partners, L.P.	$150,000
Galleon Captains Offshore, Ltd.	$600,000

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